SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 12, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-f.)

Form 20-F  ☒                       Form 40-F  ☐

Enclosures:

1.  Proxy Material for ADR Holders for the Annual General Meeting on May 3, 2007

THE ENCLOSED MATERIALS ARE TIME SENSITIVE.  VOTING CARDS MUST BE RECEIVED FROM ADR HOLDERS BEFORE 5:00 P.M. (NEW YORK CITY TIME) ON APRIL 16, 2007, WHICH IS THE VOTING DEADLINE.

NOKIA CORPORATION
Proxy Material for

Annual General Meeting
On May 3, 2007 at 3 P.M. (Helsinki Time)
At Helsinki Fair Centre, Amfi Hall
Messuaukio 1, Helsinki, Finland

Materials Enclosed:

Depositary’s Notice of Annual General Meeting of Nokia Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Page 2
Questions and Answers on the Voting Process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Page 4
Nokia Corporation’s Notice of Annual General Meeting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Page 8
Questions and Answers on the Notice and Agenda of Annual General Meeting . . . . . . . . . . . . . . . . . . . . . . .	Page 10

Nokia’s Corporate Governance and Nomination Committee’s proposal on the composition of the Board of
Directors of Nokia Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Voting Card . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Enclosed
Delivery of Shareholder Documents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	Enclosed*

*                    For registered ADR Holders only.

Depositary’s Notice of

Annual General Meeting of

Nokia Corporation

ADSs:	American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	654902204.
Deposited Securities:	Shares, par value 0.06 euro each, of Nokia Corporation (the “Company”).
ADS Ratio:	1 Share to 1 ADS.
Depositary:	Citibank, N.A.
Deposit Agreement:

Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended from time to time, by and among the Depositary, the Company and the
Holders from time to time of ADRs evidencing ADSs issued thereunder.

TIMETABLE
March 1, 2007	ADS Record Date Date on which ADR Holders are required to be record holders of the Company’s ADSs in order to receive proxy material.

April 16, 2007 5:00 P.M. (New York City time)

Voting Deadline

Date and time on which ADR Holders are required to have provided instructions to the Depositary to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the Company as of the Finnish Record Date.

April 20, 2007	Reconciliation of Voting Position Any transfers between April 17 and close of business on April 20 will be reconciled for the correct voting position as of the Finnish Record Date.

April 23, 2007	Finnish Record Date Date on which ADR Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meeting.

May 3, 2007 3:00 P.M. (Helsinki time)	Meeting Date Date on which the Company will hold its Annual General Meeting 2007 (the “Meeting”).

A RECORD HOLDER OF THE COMPANY’S ADSs AS OF THE CLOSE OF BUSINESS ON APRIL 20, 2007 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILYRECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGES 4 AND 10 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS AND THE AGENDA ITEMS OF THE MEETING.

THE PROPOSALS BY THE BOARD OF DIRECTORS OF THE COMPANY TO THE AGM, AND OTHER ADDITIONAL INFORMATION RELATED TO THE MEETING ARE AVAILABLE AT http://www.nokia.com/agm AND http://www.citibank.com/adr (click on “Nokia AGM”).

Nokia’s Form 20-F Annual Report may be accessed through the Internet at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search) or http://www.nokia.com/agm. You may also request a hard copy by calling the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223), or direct your written request to Citibank, N.A., Shareholders Services, PO Box 43124, Providence RI 02940-5140 or by calling Nokia Investor Relations US Main Office at 1-914-368-0555.

The enclosed materials are provided to allow you to vote at the Meeting of the Company. There are four alternative ways for voting:

a)                 Through the Internet: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•                                          Access the website www.citibank.com/adr;

•                                          Click on “Investors” and then click on “Voting by Internet”;

•                                          Enter your Proxy Access Number which is the number in the box to the right of your Holder Account Number.

•                                          Your Holder Account Number is underlined and appears in the colored bar of the front of your proxy card.

•                                          Complete the Voting Instructions provided on the Internet site by the Voting Deadline.

If you hold your ADSs through   a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

b)                On the Telephone: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•                                          Call the telephone voting access number:  1-800-652-Vote (8683);

•                                          Enter your Proxy Access Number which is the number in the box to the right of your Holder Account Number. Your Holder Account Number is underlined and appears in the colored bar of the front of your proxy card.

•                                          Complete the Voting Instructions as indicated on a recording by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

c)                 By Mailing the Voting Card, please

•                                          Complete all of the required information on the Voting Card;

•                                          Sign the Voting Card; and

•                                          Return the Voting Card by the Voting Deadline to Nokia Proxy, C/O Citibank Shareholder Services, PO Box 43124, Providence RI 02940-5140.

If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent.

d)                Moreover, you may attend the Meeting in person in Helsinki, Finland. Please see the instructions in the attached Questions and Answers.

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

•                                          Certifying that you are a record holder of ADSs as of the close of business on April 20, 2007 and as of the Finnish Record Date of April 23, 2007;

•                                          Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of April 23, 2007;

•                                          Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and

•                                          Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that, in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

You may also find additional information on the website www.citibank.com/adr.

* * * * * * * * * *
Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company.  Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information.  Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

Questions and Answers

Which ADR Holders are entitled to vote?

ADR Holders who are record holders of the Company’s ADSs on the ADS Record Date of March 1, 2007 will receive the proxy material. Those ADR Holders who are record holders of the Company’s ADSs as of the close of business on April 20, 2007 are entitled to vote at the Meeting, although their voting position will be reconciled as of the Finnish Record Date April 23, 2007.

How does an ADR Holder vote?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you may vote at the Meeting either through the Internet, on the telephone, by the Voting Card sent via mail or by attending the Meeting in person by following the instructions provided in this proxy booklet.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote at the Meeting, refer to information provided by your agent.

How can I vote through the Internet?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote through the Internet by accessing the Citibank website www.citibank.com/adr.  Click on “Investors” and then on “Voting by Internet”, enter your Proxy Access Number which is the number in the box to the right of your Holder Account Number (your Holder Account Number is underlined and appears in the colored bar of the front of your proxy card) and complete the Voting Instructions by the Voting Deadline of April 16, 2007.  If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote through the Internet, refer to information provided by your agent.

How can I vote on the telephone?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote over the telephone by calling: 1-800-652-Vote (8683).  Enter your Proxy Access Number which is the number in the box to the right of your Holder Account Number (your Holder Account Number is underlined and appears in the colored bar of the front of your proxy card) and complete the Voting Instructions by the Voting Deadline of April 16, 2007.   If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote on the telephone, refer to information provided by your agent.

How can I vote by Voting Card sent via mail?

As an ADR Holder you can also vote by completing the enclosed Voting Card, signing it and returning it to the Depositary in the envelope provided herewith, by the Voting Deadline of April 16, 2007.  If you hold your ADSs through a custodian, broker or other agent, you may have additional delivery instructions.

How can I vote by attending the Meeting in person?

As an ADR Holder you can vote in person at the Meeting in Helsinki, Finland by temporarily becoming a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of April 23, 2007 and by notifying the Company of your intention to attend the Meeting in person.

If you wish to become a direct and registered shareholder of the Company and attend the Meeting in person, please:

(i)          contact and instruct (if you are a registered ADR Holder) or have your agent contact and instruct (if you hold your ADSs through a custodian, broker or other agent) Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) by the Voting Deadline of April 16, 2007, to register you temporarily as a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of April 23, 2007; and

(ii)       contact the Company to give notice of your attendance at the Meeting no later than April 26, 2007, as indicated in the Company’s Notice of Annual General Meeting on pages 8-9 of this proxy booklet.

If you wish to authorize your own representative to attend the Meeting in person on your behalf, you must, in addition to following the requirements set forth above, issue a dated and signed proxy to him/her.  The proxy should be received at the Register of Shareholders of the Company no later than April 26, 2007, as indicated in the Company’s Notice of Annual General Meeting on pages 8 and 9 of this booklet.

What is the Finnish Record Date?

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company ten days prior to the Meeting, i.e. on the Finnish Record Date of April 23, 2007, in order to be entitled to vote at the Meeting. This means that although you have voted correctly before 5:00 P.M. on April 16, 2007, your voting position will be reconciled as of the Finnish Record Date.

Will I be recorded on the Register of Shareholders of the Company on the Finnish Record Date?

Yes. If you are a record holder of the Company’s ADSs as of the close of business on April 20, 2007, and you have provided your voting instructions to the Depositary as instructed in this proxy booklet, you will be automatically recorded on the Register on a temporary basis.

Are there any other requirements in connection with the Finnish Record Date?

No. Being a record holder of the Company’s ADSs as of the close of business on April 20, 2007 and providing voting instructions to the Depositary by the Voting Deadline automatically ensures that the ADR Holder will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of April 23, 2007.

What is the temporary recording of the Deposited Securities on the Company’s Register of Shareholders and why is it required?

As mentioned above, only shareholders registered on the Register of Shareholders of the Company on the Finnish Record Date of April 23, 2007, may vote at the Meeting. As an ADR Holder, in the normal course, your Deposited Securities are registered on the Register of Shareholders of the Company in the name of Citibank’s local custodian.  For you to vote at the Meeting, the Deposited Securities underlying your ADSs must be temporarily re-recorded from Citibank’s local custodian’s name to your name on the Register of Shareholders of the Company as of the Finnish Record Date. This is done temporarily for the purpose of voting at the Meeting only.

What happens if the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card are incompletely executed? What must the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card contain in order to be completely executed?

If you do not provide all the information requested in the Internet Voting Instructions, the Telephone Voting Instructions, or the Voting Card, your votes will not be counted.

The following information (included in your Internet Voting Instructions, Telephone Voting Instructions or on your Voting Card) is required for the votes to be counted:

•                                          Signature (only applicable for written instructions);

•                                          Address;

•                                          Number of Deposited Shares held; and

•                                          Account number.

The address and account number must be provided for the “beneficial owner”— the person or corporate entity (ex. corporation, partnership, etc.) owning the beneficial interest in the ADR.

If a broker, custodian or other agent signs for his/her client (who is the beneficial owner of the ADSs), such agent must give the name and address for the beneficial owner (if an individual), and provide some evidence to the Depositary that it has the full authority to vote on behalf of the beneficial owner of the ADSs.  Brokers, custodians or other agents fulfilling these requirements should also fill in the “Agent Authorization Form” provided to them separately.

How do I vote for the election of the members of the Board of Directors?

You can (i) vote “FOR” the election of all nominees, (ii) “WITHHOLD” your vote from all nominees; or (iii) WITHHOLD your vote from certain nominees. In the event that you wish to vote “FOR” some but not all the nominees, simply mark the numbered box(es) corresponding to the nominee(s) for whom you intend to withhold your vote on the Voting Card.

Can voting instructions be changed?

Yes, voting instructions may be changed at any time prior to the Voting Deadline of 5:00 P.M. (New York City time) on April 16, 2007 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-800-652-Vote (8683) or by calling Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary. Please note that the last instructions received by the Depositary (whether it be a new Voting Card, Internet Voting Instructions, or Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary.

Can custodians, brokers or other agents vote via the Citibank website?

No. Custodians, brokers or other agents must follow the standard practices provided by their agents and The Depository Trust Company.

What information is required from me to vote my ADSs?

Finnish law and regulations require at the minimum the following information from a beneficial owner:

•                                          Name;

•                                          Address;

•                                          Number of Deposited Securities held; and

•                                          Identification number (i.e. account number).

Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Company’s Register of Shareholders. Without disclosure of this information, your votes will not be counted.

Is it possible to receive proxy materials over the Internet?

Yes. Nokia is capable of providing you with proxy materials in a timely as well as, convenient and cost-effective manner over the Internet.  Please see the enclosed leaflet “Delivery of Shareholder Documents via the Internet” with respect to instructions on receiving the documents over the Internet.

“Householding” of shareholder documents

In December 2000, the Securities and Exchange Commission (“SEC”) adopted a rule allowing companies to send a single set of shareholder documents, such as proxy materials, information statements or other disclosure documents to any household at which two or more ADR Holders reside. This process is commonly referred to as “householding”. The shareholder documents that are affected by the SEC rule are: Annual Reports, proxy materials, information statements or other disclosure documents.  The rule does not apply to the proxy card.  Each registered ADR holder will continue to receive a separate proxy card.

Householding will not only reduce the volume of duplicate information received at your household, but it will also help Nokia to reduce its operating expenses. For these reasons, Nokia is taking advantage of the rule.

A number of custodians, brokers and other agents with account holders who are Nokia ADR Holders will be “householding”, i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address, unless contrary instructions have been received from an affected ADR Holder. Once you have received notice from your custodian, broker, other agent or the Company that they will be “householding” shareholder documents, “householding” will continue until you are notified otherwise or until you revoke your consent.

This year, Nokia will be “householding”, i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address who held Nokia ADRs on March 1, 2007, unless contrary instructions have been received from an affected ADR Holder.

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and wish to receive a single set of shareholder documents at your household, you must do the following:

A.              If you have the same last or family name as the other ADR holder(s) at your address, you do not need to take any sort of action. Unless you notify us by May 3, 2007, your household will begin receiving a single set of our shareholder documents.

B.                If you have a different last or family name from the other ADR holder(s) at your address, you and the other ADR holder(s) must provide written consent to receive a single set of materials. Please include the registration account name for each holder, account number as well as signature for each holder. Your consent can be provided by written request and returning it with your proxy material to Nokia Proxy, C/O Citibank Shareholder Services, PO Box 43124, Providence RI 02940-5140.

Please be aware that your consent will remain in effect until you revoke it. You can revoke your consent at any time by contacting Citibank, N. A. and informing them of your request. This can be done by calling to the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223) or by directing your written request to Nokia Proxy, C/O Citibank Shareholder Services, PO Box 43124, Providence RI 02940-5140. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please notify your custodian, broker or other agent by telephone or direct your written request to them in accordance with the instructions you have received from them. Your request to receive your own set of shareholder documents will be effective within 30 days of your request.

How can my household receive a single set of proxy materials in the future?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and have not already received a single set of proxy materials or other shareholder documents as described above, please call 1-877-NOKIA-ADR (1-877-665-4223) or direct your written request to Nokia Proxy, C/O Citibank Shareholder Services, PO Box 43124, Providence RI 02940-5140.  Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please refer to the information provided by them.

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Thursday, May 3, 2007 at 3:00 p.m. at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland.
Registration of the persons who have given a prior notice to attend will commence at 1:30 p.m.

The matters specified in Article 12 of the Company’s Articles of Association as well as some other matters will be on the agenda of the Meeting as follows:

1. Presentation of the Annual Accounts and the Auditors’ Report; Approval of the Income Statements and Balance Sheets

2. Distribution of the profit for the year, payment of dividend

The Board proposes to the Annual General Meeting a dividend of EUR 0.43 per share for the fiscal year 2006. The dividend will be paid to shareholders registered in the Register of Shareholders held by Finnish Central Securities Depository Ltd on the record date, May 8, 2007. The Board proposes that the dividend be paid on May 24, 2007.

3. Discharging of the Chairman, the members of the Board of Directors, and the President, from liability

4. Amendment of the Articles of Association

The Board proposes that the Annual General Meeting resolve to amend the Articles of Association mainly due to and to align with the new Finnish Companies Act effective as from September 1, 2006 as follows:

•                  Remove the provisions on minimum and maximum share capital as well as on the nominal value of a share (Article 2).

•                  Remove the provisions on record date (Article 3).

•                  Amend the maximum number of members of the Board of Directors from ten to twelve (Article 4).

•                  Add a reference that the Board’s Corporate Governance and Nomination Committee shall also make the proposal on the Board remuneration (Article 4).

•                  Amend provisions on the right to represent the Company to correspond to the terminology of the new Companies Act (Article 6).

•                  Remove provisions on the timing for submitting the annual accounts to the auditors (Article 8).

•                  Amend the latest date for the Annual General Meeting to be June 30 (Article 9).

•                  Amend the provisions on the notice of a General Meeting to the effect that it must be published no earlier than three months prior to the latest date of registration and also be published on the Company’s website (Article 10).

•                  Remove the provisions that when the Company’s shares are in the book-entry system the provisions of the law regarding participation in the Annual General Meeting shall apply (Article 11).

•                  Amend “the opinion of the chairman” to “the vote of the chairman” (Article 11).

•                  Amend the list of agenda items of the Annual General Meeting to correspond to the new Companies Act (Article 12).

5. Remuneration to the members of the Board of Directors

The Corporate Governance and Nomination Committee of the Board proposes to the Annual General Meeting that the remuneration payable to the members of the Board of Directors to be elected at the Annual General Meeting for term until the close of the Annual General Meeting in 2008 be as follows: EUR 375 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member. In addition, the Committee proposes that the Chairman of the Audit Committee and Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each.

6. Number of the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be eleven.

7. Election of the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the following current Board members: Georg Ehrnrooth, Daniel R. Hesse, Dr. Bengt Holmström, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino, Keijo Suila and Vesa Vainio, be re-elected until the closing of the following Annual General Meeting. The Committee also proposes that Lalita D. Gupte, Dr. Henning Kagermann and Olli-Pekka Kallasvuo be elected as new members of the Board for the same term. Ms. Gupte is former Joint Managing Director of ICICI Bank Limited, the second-largest bank in India, and currently non-executive Chairman of ICICI Venture Funds Management Co Ltd. Dr. Kagermann is CEO and Chairman of the Executive Board of SAP AG, the world’s leading provider of business software, headquartered in Germany. Olli-Pekka Kallasvuo is President and CEO of Nokia Corporation.

8. Auditor remuneration

The Board’s Audit Committee proposes to the Annual General Meeting that the external auditor to be elected at the Annual General Meeting be reimbursed according to the auditor’s invoice, and in compliance with the purchase policy approved by the Audit Committee.

9. Election of the Auditor

Having evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2006, the Audit Committee proposes that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor for the fiscal year 2007.

10. Grant of stock options to selected personnel of Nokia

The Board proposes that as a part of Nokia’s Equity Program 2007 selected personnel of Nokia Group be granted a maximum of 20 000 000 stock options, which entitle to subscribe for a maximum of 20 000 000 Nokia shares.

The exercise prices (i.e. share subscription prices) applicable upon exercise of the stock options will be determined on a quarterly basis and the stock options will also be divided into sub-categories according to their exercise price. The exercise price for each sub-category of stock options will equal to the trade volume weighted average price of the Nokia share on the Helsinki Stock Exchange during the trading days of the first whole week of the second month of the calendar quarter (i.e. February, May, August or November). The exercise price paid will be recorded in the fund for invested non-restricted equity.

Stock options in the plan may be granted until the end of 2010, and they have a term of approximately five years. Exercise period (i.e. share subscription period) will commence no earlier than July 1, 2008, and terminate no later than December 31, 2015.

11. Reduction of the share issue premium

The Board proposes that the Annual General Meeting resolve to reduce the share issue premium of the Company by a minimum of EUR 2 312 146 296.94 by transferring all the funds in the share issue premium on the date of the Annual General Meeting to the fund for invested non-restricted equity.

12.  Recording of the subscription price for shares issued based on stock options in the fund for invested non-restricted equity

The Board proposes that the Annual General Meeting resolve that the total amount of the subscription prices paid for new shares issued after the date of the Annual General Meeting, based on stock options under the Nokia Stock Option Plans 2001, 2003 and 2005, be recorded in the fund for invested non-restricted equity.

13. Authorization to the Board of Directors to resolve on the issuance of shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 800 000 000 shares through issuance of shares or special rights entitling to shares (including stock options) under Chapter 10, Section 1 of the Companies Act in one or more issues.

The Board proposes that the authorization be used to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or to other purposes resolved by the Board.

It is proposed that the authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and such special rights, including to whom shares or special rights may be issued as well as the consideration to be paid. The authorization thereby includes the right to deviate from the shareholders’ pre-emptive rights within the limits set by law.

It is proposed that the authorization be effective until June 30, 2010.

14. Authorization to the Board of Directors to resolve to repurchase Nokia shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 380 000 000 Nokia shares by using funds in the unrestricted shareholders’ equity. Repurchases will reduce funds available for distribution of profits.

The shares may be repurchased in order to develop the capital structure of the Company, which includes carrying out the announced stock repurchase plan. In addition, the shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled.

The shares can be repurchased either

a)              through a tender offer made to all the shareholders on equal terms determined by the Board, in proportion to the shares held by the shareholders, and for an equal price determined by the Board; or

b)             through public trading and on such stock exchanges the rules of which allow companies to trade with their own shares. In this case the shares would be repurchased in another proportion than that of the current shareholders.

It is proposed that the authorization be effective until June 30, 2008.

Annual Accounts 2006 and the proposals by the Board of Directors

The proposals by the Board presented under items 4 and 10 - 14 and this Notice of Meeting are available on Nokia’s website at www.nokia.com/agm. The document Nokia in 2006 which includes the Annual Accounts of the Company, the Review by the Board of Directors and the Auditors’ report is available on the same website no later than as of March 31, 2007. The proposals by the Board and the Annual Accounts are also available at the Meeting, and copies of them as well as of this Notice will be sent to shareholders upon request.

Right to Attend and to Vote at the Meeting

In order to attend the Meeting, a shareholder must be registered in the Register of Shareholders of Nokia, held by Finnish Central Securities Depository Ltd., on Monday, April 23, 2007. In order to attend the Meeting, shareholders who hold their shares under a name of a nominee must contact their bank, broker or other custodian to be temporarily recorded in the Register of Shareholders. The recording must be made effective no later than April 23, 2007.

Prior Notice to Attend

In order to attend the Meeting the shareholder must give a prior notice no later than Thursday, April 26, 2007, at 4:00 p.m. (Finnish time) either

a)              through Nokia’s website at www.nokia.com/agm (available only for directly registered shareholders);

b)             by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP;

c)              by telefax to +358 7180 38984; or

d)             by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m. - 4:00 p.m. (Finnish time).

The notice through website, letter or tele+fax should arrive at the Company by 4:00 p.m. (Finnish time) on Thursday, April 26, 2007.

Advance Delivery of Proxies

Possible proxies for representing a shareholder at the Meeting shall arrive to Nokia’s Registry of Shareholders no later than Thursday, April 26, 2007,at 4:00 p.m. (Finnish time).

Conduct of the Meeting

The Meeting will be conducted in Finnish, and simultaneous translation will be available into Swedish and English.

Espoo, January 25, 2007

BOARD OF DIRECTORS

Questions and Answers on the Notice and Agenda of the Annual General Meeting

What does item 1 mean?

The Annual Accounts 2006 comprise the Nokia Corporation income statement, balance sheet and the notes thereto, the report by the Board of Directors as well as the consolidated annual accounts for the Nokia Group for the financial year ended on December 31, 2006. Under item 1, an ADR Holder may cast a vote for or against the approval of the income statements and balance sheets, or abstain.

What is the dividend amount proposed by the Nokia Board of Directors?

The Nokia Board of Directors proposes, under item 2, a dividend of EUR 0.43 per share to be distributed for the financial year 2006. For the financial year 2005, Nokia distributed a dividend of 0.37 per share. In addition to the cash dividend, the Board of Directors projects share repurchases with up to EUR 4 billion until March 31, 2008, as announced on January 25, 2007. More information on Nokia’s dividend history and share repurchases is available in the Form 20-F Annual Report of the Company.

When will an ADR Holder receive the dividend?

The dividend will be paid by Nokia to the Depositary on May 24, 2007, and will then be distributed to all shareholders shortly thereafter either directly or through a broker. The Depositary has estimated that the dividend payment date for ADR Holders is on or about May 30, 2007.

What does “Discharging of the Chairman, the members of the Board of Directors and the President from liability” under item 3 mean?

This is one of the standard matters voted on at Nokia’s shareholders’ meetings, which according to Finnish mandatory law must be discussed and resolved at each Annual General Meeting for the preceding financial year. In principle, the resolution provides are lease from liability towards the Company for the Chairman and the members of the Board and the President, for matters occurred during the financial year 2006. This release from liability will only cover matters that are within the knowledge of Nokia and the shareholders when the resolution is adopted.

Why does the Board of Directors propose to amend the Articles of Association under item 4?

The Board of Directors proposes certain amendments to Nokia’s Articles of Association mainly due to and in order to align with the new Finnish Companies Act effective from September 1, 2006.

Is it possible to vote on the remuneration to be paid to the members of the Board of Directors?

Yes. According to Nokia’s Articles of Association, shareholders of the Company shall resolve on the remuneration to the members of the Board of Directors at the Annual General Meeting. An ADR Holder may either cast a vote of support for the Corporate Governance and Nomination Committee’s proposal on the remuneration to the directors under item 5, or abstain. ADR Holders cannot vote against the Corporate Governance and Nomination Committee’s proposal, as it is possible to make counter proposals and also cast a vote of support for such counter proposals only at the actual Meeting.

How does the proposal on the remuneration to the members of the Board of Directors under item 5 compare to remuneration paid in previous years?

The following table sets out the proposal by the Corporate Governance and Nomination Committee and the remuneration paid to the Board members in previous years.

	Proposal for 2007	Remuneration 2004-2006*
Annual Fee (EUR)		2006	2005	2004
Chairman	375,000	375,000	165,000	150,000
Vice Chairman	150,000	137,500	137,500	125,000
Member	130,000	110,000	110,000	100,000

	Proposal for 2007	Remuneration 2004-2006*
Additional Annual Fee (EUR)		2006	2005	2004
Chairman of the Personnel Committee	25,000	25,000	25,000	25,000
Chairman of the Audit Committee	25,000	25,500	25,500	25,000
Member of the Audit Committee	10,000	10,000	10,000	—

*Fees approved by the Annual General Meeting in 2006, 2005 and 2004, for the respective years.

The proposal includes an increase to the remuneration of the Vice Chairman of the Board and each Board member without any change to the remuneration of the Board Chairman or the annual additional fees of the Committee chairmen or Committee members.

The Corporate Governance and Nomination Committee proposes that in accordance with the past practice approximately 40% of the remuneration for 2007 be paid in Nokia shares purchased from the market.

Is it possible to vote on the nomination of members to the Board of Directors?

Yes. According to the Nokia’s Articles of Association, shareholders of the Company elect the directors at the Annual General Meeting. An ADR Holder may either cast a vote of support for the Corporate Governance and Nomination Committee’s proposal on the number of directors under item 6, or abstain, and a vote of support for the Corporate Governance and Nomination Committee’s proposal on the election of directors under item 7. It is also possible to withhold a vote from all or certain nominees proposed by the Corporate Governance and Nomination Committee. ADR Holders cannot vote against the Corporate Governance and Nomination Committee’s proposal, as it is possible to make counter proposals and also cast a vote of support for such counter proposals only at the actual Meeting.

The Corporate Governance and Nomination Committee’s proposal under item 7 is on pages 14-15 of this proxy booklet.

Is it possible to vote on the auditor remuneration?

Yes. According to Nokia’s Articles of Association, shareholders of the Company shall resolve on the remuneration to be paid to the Company’s external auditor at the Annual General Meeting. The Board’s Audit Committee proposes for the Annual General Meeting’s approval that the external auditor, to be elected by the Annual General Meeting, be reimbursed according to the auditor’s invoice to the Company, and in accordance with the purchase policy approved by the Audit Committee. The Board’s Audit Committee oversees the qualifications and independence of the Company’s external auditor, including the adoption of pre-approval policy for the purchase of audit and non-audit services from the external auditor and overseeing compliance with such policy. Information on the Audit fees paid by Nokia Group to the external auditor for the financial years 2005 and 2006 is available in the 20-F Annual Report of the Company.

An ADR Holder may either cast a vote of support for the Audit Committee’s proposal on the remuneration to the auditor under item 8, or abstain. ADR Holders cannot vote against the Audit Committee’s proposal, as it is possible to make counter proposals and also cast a vote of support for such counter proposals only at the actual Meeting.

Is it possible to vote on the election of the Auditor?

Yes. According to Nokia’s Articles of Association, shareholders of the Company elect the external auditor at the Annual General Meeting for one fiscal year at a time. The Board’s Audit Committee proposes to the shareholders the re-election of the Company’s current auditor PricewaterhouseCoopers Oy for the fiscal year 2007 based on its evaluation of the auditor’s performance and independence during fiscal year 2006.

An ADR Holder may either cast a vote of support for the Audit Committee’s proposal on the election of the auditor under item 9, or abstain. ADR Holders cannot vote against the Audit Committee’s proposal, as it is possible to make counter proposals and also cast a vote of support for such counter proposals only at the actual Meeting.

Why does the Board of Directors propose to grant stock options to personnel of Nokia under item 10?

Nokia competes for talented people on a global basis and for this purpose needs competitive incentive programs. The proposed stock option plan is part of Nokia’s Equity Program 2007 approved by the Board of Directors, which also includes performance shares and restricted shares. Due to the above, the Board brings this proposal on issuance of stock options before the Annual General Meeting, as previously in 2005.

Stock options would be used at a lesser degree compared to previous years. The Board of Directors proposes that selected personnel of Nokia Group be granted a total maximum of 20 million stock options during a four year period 2007-2010. Nokia Stock Option Plan 2005 approved by the Annual General Meeting 2005 covered a total maximum of 25 million stock options granted during a two year period 2005-2006.

More information on Nokia’s equity programs is available in the 20-F Annual Report of the Company.

Why does the Board of Directors propose to reduce the share issue premium under item 11?

Significant amount of funds have accrued in Nokia’s share issue premium as pursuant to the former Finnish Companies Act, the amount of subscription price for a newly issued share exceeding its nominal value was to be recorded in the share issue premium. Pursuant to the new Finnish Companies Act, the recording practice has changed and the share issue premium will no longer accrue. The funds in the share issue premium constitute restricted shareholders equity, the use of which is limited. The Nokia Board proposed that the share issue premium be reduced and the funds be transferred to the unrestricted shareholders equity, which would lead to a more flexible capital structure enabling more efficient use of funds (including distribution of funds to the shareholders).

What does the proposal regarding the recording of the subscription prices for shares issued based on stock options under item 12 mean?

This is a matter of technicality. With this proposal the Board proposes to complement the resolutions of the Annual General Meetings in 2001, 2003 and 2005 to issue stock options to provide that the subscription prices paid for new shares issued after the date of the Annual General Meeting based on stock options under the Nokia Stock Option Plans 2001, 2003 and 2005 be recorded in the fund for invested non-restricted equity. The said resolutions did not include a provision on the recording as the recording practice was set by law. According to this practice, the amount of the subscription price for a newly issued share exceeding the nominal value of a share was recorded in the share issue premium.

Pursuant to the new Finnish Companies Act, the share issue premium no longer accrues, and the issuance resolution may include a provision to record the subscription price partly or in total in the fund for invested non-restricted equity. The proposed recording in unrestricted shareholders’ equity would lead to a more flexible capital structure and enable more efficient use of funds of the Company.

Why does the Board request an authorization to issue shares and special rights entitling to shares and an authorization to repurchase own shares under items 13 and 14?

As a Finnish company Nokia may not, pursuant to mandatory Finnish law, issue shares and special rights entitling to shares or repurchase Nokia shares without a shareholders’ approval, or a shareholders’ authorization to the Board for these actions. The Nokia Board proposes that it be authorized to issue shares and said special rights as well as repurchase Nokia shares similarly to and for the same purposes as under the previous authorizations.

What does the proposed authorization to issue shares and special rights entitling to shares under item 13 mean?

Based on the authorization, the Board could issue shares through issuance of shares or special rights entitling to shares (including stock options). The Board could issue either new shares or shares held by the Company. In prior years, the Board has held separate authorizations for issuance of new shares (authorization to increase the share capital) and for disposal of shares held by the Company but these authorizations have now been combined based on the new Finnish Companies Act. The authorization could be used to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to other purposes resolved by the Board.

How were the authorizations to increase the share capital and to dispose own shares of the Company used in 2006?

Based on the authorization to dispose shares held by the Company, the Board disposed a total of 2 236 479 Nokia shares held by the Company as settlement under the Performance Share Plan 2004 and the Restricted Share Plan 2003. In 2006, the Board did not use the authorization to increase the share capital.

What does the proposed authorization to repurchase own shares under item 14 mean?

Related to the proposed authorization to repurchase shares, the Board has on January 25, 2007 announced its projection for a stock repurchase plan with up to EUR 4 billion for repurchases until March 31, 2008 as a means to develop Nokia’s capital structure. Nokia has had a stock repurchase plan also in previous years. In addition to developing Nokia’s capital structure, the authorization to repurchase shares may be also used to carry out financing or other arrangements. The proposed amount of authorization, 380 million shares, corresponds to less than 10 per cent of the shares of the Company.

How was the authorization to repurchase own shares used in 2006?

During 2006, the Board repurchased a total of 211 840 000 Nokia shares through public trading and used EUR 3 403 million for the repurchases. The shares were repurchased based on two separate authorizations: the authorization by the Annual General Meeting 2005 (valid until March 30, 2006) and the authorization by the Annual General Meeting 2006. Additional information on the share repurchases in 2006 is available in the 20-F Annual Report of the Company.

The Board has announced on January 25, 2007 that it intends to cancel majority of own shares held by the Company prior to the Annual General Meeting 2007.

What is item 15, which pertains to other matters at the Annual General Meeting, in the voting card?

Under Finnish law, Nokia’s Notice of Annual General Meeting must include an agenda setting out the matters to be brought before the meeting. The agenda must include those matters, which, pursuant to Nokia’s Articles of Association and mandatory Finnish law, must be resolved at the Annual General Meeting, and any other matters under the authority of a shareholders’ meeting brought on the agenda by the Company’s shareholders. Matters not included in the agenda of the Annual General Meeting may not be resolved on at the Meeting.

The “other matters” referred to in the voting card under item 15 relate to procedural matters only, and may include such matters as the election of the chairman for the meeting and persons to scrutinize the minutes.

What does it mean, if an ADR Holder marks the box to give a discretionary proxy regarding item 15 of the Annual General Meeting?

If an ADR Holder has marked the relevant box and “other matters” are properly brought before the Meeting, the nominated representative of the Company will have a discretionary proxy to vote the Holder’s ADSs with respect to those “other matters”. The nominated representatives are Nokia’s legal counsels.

Why is it important to vote?

A resolution under many of the agenda items requires a qualified majority of the votes cast, as well as of the shares represented at the meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, in order for the proposals to be approved, the Company encourages ADR Holders to vote under every item.

Are the proposals on the Agenda available in their entirety?

Yes. The proposals by the Nokia Board are available in their entirety on the Internet through http://www.citibank.com/adr and http://www.nokia.com/agm. Nokia’s Form 20-F Annual Report (including US GAAP reconciliation) is also available on Nokia’s website.

PROPOSAL ON THE COMPOSITION OF THE BOARD OF DIRECTORS OF NOKIA

The Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of members of the Board of Directors be increased from ten to eleven and the following persons be elected* or re-elected for the term expiring at the closing of the following Annual General Meeting:

Georg Ehrnrooth, b. 1940

Board member since 2000.

—           Master of Science (Eng.) (Helsinki University of Technology).

—           President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991.

—           Various executive positions at Wärtsilä Corporation within production and management 1965-1979.

—           Chairman of the Board of Directors of Sampo Plc. Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab and Sandvik AB (publ).

—           Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

Lalita D. Gupte, b. 1948 *

Non-executive Chairman of the ICICI Venture Funds Management Co Ltd.

—           B.A. in Economics and M.A. in Business Management.

—           Joint Managing Director of ICICI Bank Limited 1999-2006, Deputy Managing Director of ICICI Bank 1996-1999, Executive Director on the Board of Directors of ICICI Limited 1994-1996.

—           Various leadership positions in Corporate and Retail Banking, Strategy and Resources, and International Banking in ICICI Limited since 1971.

—           Member of the Board of Directors of Bharat Forge Ltd, Kirloskar Brothers Ltd and First Source Solutions Ltd.

—           Member of the Board of Management of Narsee Monjee Institute of Management & Higher Studies (Deemed University).

Daniel R. Hesse, b. 1953

Chairman and Chief Executive Officer of EMBARQ Corporation.
Board member since 2005.

—           B.A. (University of Notre Dame), M.B.A. (Cornell University), M.S. (Massachusetts Institute of Technology).

—           CEO of Sprint Communication, Local Telecommunications Division2005-2006, Chairman, President and CEO of Terabeam 2000-2004, President and CEO of AT&T Wireless Services 1997-2000, Executive Vice President of AT&T 1997-2000. Various managerial positions in AT&T 1977-1997.

—           Member of the Board of Directors of VF Corporation.

—           Member of the National Board of Governors of the Boys & Girls Clubs of America.

Dr. Bengt Holmström, b. 1949

Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management.

Board member since 1999.

—           Bachelor of Science (Helsinki University), Master of Science (Stanford University), Doctor of Philosophy (Stanford University).

—           Edwin J. Beinecke Professor of Management Studies at Yale University 1985-1994.

—           Member of the Board of Directors of Kuusakoski Oy.

—           Member of the American Academy of Arts and Sciences and Foreign Member of The Royal Swedish Academy of Sciences.

Dr. Henning Kagermann, b.  1947 *

CEO and Chairman of the Executive Board of SAP AG.

—           PhD in Theoretical Physics (Technical University of Brunswick).

—           Co-chairman of the Executive Board of SAP 1998-2003. A number of leadership positions in SAP since 1982.

—           Member of SAP Executive Board since 1991. Taught physics and computer science at the Technical University of Brunswick and the University of Mannheim 1980-1992, became professor in 1985.

—           Honorary Doctorate from the University of Magdeburg and member of the Honorary Senate of the Foundation Lindau Nobel prize winners.

—           Member of the supervisory boards of Deutsche Bank AG and Münchener Rückversicherungs-Gesellschaft AG (Munich Re).

Olli-Pekka Kallasvuo, b. 1953 *

President and CEO and Group Executive Board Chairman of Nokia Corporation.

—           LL.M. (University of Helsinki).

—           President and COO of Nokia Corporation 2005-2006, Executive Vice President and General Manager of Mobile Phones 2004-2005, Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.

—           Member of the Board of Directors of EMC Corporation.

Per Karlsson, b. 1955

Independent Corporate Advisor.

Board member since 2002.

—           Degree in Economics and Business Administration (Stockholm School of Economics).

—           Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London)1986-1992, Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

—           Board member of IKANO Holdings S.A.

Jorma Ollila, b. 1950

Chairman of the Board of Directors of Nokia Corporation.

Chairman of the Board of Directors of Royal Dutch Shell Plc.

Board member since 1995. Chairman since 1999.

—           Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

—           Chairman and CEO, Chairman of the Group Executive Board of Nokia Corporation 1999-2006, President and CEO, Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989.

—           Holder of various managerial positions at Citibank within corporate banking 1978-1985.

—           Member of the Board of Directors of Ford Motor Company, Vice Chairman of the Board of Directors of UPM-Kymmene Corporation, Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd.

—           Chairman of the Boards of Directors and the Supervisory Boards of Finnish Business and Policy Forum EVA and The Research Institute of the Finnish Economy ETLA.

—           Chairman of The European Round Table of Industrialists.

Dame Marjorie Scardino, b. 1947

Chief Executive and member of the Board of Directors of Pearson plc.

Board member since 2001.

—           B.A. (Baylor), J.D. (University of San Francisco).

—           Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993, lawyer 1976-1985 and publisher of The Georgia Gazette newspaper 1978-1985.

Keijo Suila, b. 1945

Board member since March 30, 2006.

—           B.Sc. (Economics and Business Administration) (Helsinki University of Economics and Business Administration).

—           President and CEO of Finnair Oyj 1999-2005. Holder of various executive positions, including Vice Chairman and Executive Vice President, at Huhtamäki Oyj, Leaf Group and Leaf Europe during1985-1998. Chairman of one world airline alliance 2003-2004 and member of various international aviation and air transportation associations 1999-2005.

—           Vice Chairman of the Board of Directors of Kesko Corporation.

—           Vice Chairman of the Supervisory Board of the Finnish Fair Corporation.

Vesa Vainio, b. 1942

Board member since 1993.

—           LL.M. (University of Helsinki).

—           Chairman 1998-1999 and 2000-2002 and Vice Chairman 1999-2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992-1997, President of Kymmene Corporation 1991-1992.

—           Holder of various other executive positions in Finnish industry1972-1991.

—           Chairman of the Board of Directors of UPM-Kymmene Corporation.

It started playing.

I started dialing.

We talked all night.

T··Mobile·
Music player
My Song
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00:58
03:23
NOKIA

NOKIA
Connecting People

Nokia 5300 XpressMusic

CD-quality sound.

Dedicated music keys.

Up to 10 hours of playback time,
or up to 3 hours of talk time.

Music gets you talking.

exclusively at
T··Mobile·

© 2007 Nokia. All rights reserved. Nokia and Nokia Connecting People are registered trademarks of Nokia Corporation. Talk and standby times are estimates and vary based on many factors. For complete information, refer to www.nokiausa.com

	000004	000000000.000000 ext 000000000.000000 ext
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DESIGNATION (IF ANY)		000000000.000000 ext 000000000.000000 ext
ADD 1	XXXXXXXXXXXXXX	Electronic Voting Instructions
ADD 2		You can vote by Internet or telephone!
ADD 3

Nokia Corporation encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting Deadline. This eliminates the need to return your proxy card.

ADD 4
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Vote by Internet • Log on to the Internet and go to www.citibank.com/adr. • Click on “Investors” and then click on “Voting by Internet”. • Follow the steps outlined on the secured website.

Vote by telephone

•         Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.

•         Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

 IF  YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE,  FOLD ALONG THE PERFORATION,  DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue, except for item 15.

	For	Against	Abstain												For	Against	Abstain
										01	Georg Ehrnrooth	07	Per Karlsson
1. 2.	☐ ☐	☐ ☐	☐ ☐	7.	Election of Directors:					02 03 04 05 06	Lalita D. Gupte Daniel R. Hesse Dr. Bengt Holmström Dr. Henning Kagermann Olli-Pekka Kallasvuo	08 09 10 11	Jorma Ollila Dame Marjorie Scardino Keijo Suila Vesa Vainio	8. 9.	☐ ☐	N/A N/A	☐ ☐

15.  Mark the box if you wish to instruct the Depositary to give a proxy to any one of Leena Siirala or Riikka Hynninen, both Legal Counsels of Nokia Corporation, to authorize any of them (with full power of substitution) to vote, in their discretion, on your behalf only upon item 15 of the Annual General Meeting and any adjournments or postponement thereof.

																		☐
3.	☐	☐	☐		Mark here to vote FOR all nominees								☐	10.	☐	☐	☐

4.	☐	☐	☐		Mark here to WITHHOLD vote from all nominees								☐	11.	☐	☐	☐

5.	☐	N/A	☐		FOR All EXCEPT - To withhold a vote for one or more								☐	12.	☐	☐	☐
					nominees, mark the box to the right and the corresponding numbered box(es) directly below.
6.	☐	N/A	☐		01	02	03	04	05	06				13.	☐	☐	☐
					☐	☐	☐	☐	☐	☐
														14.	☐	☐	☐
					07	08	09	10	11
					☐	☐	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Card exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign.

Voting Cards executed by a corporation should be signed in full corporate name by a duly authorized officer with full title as such.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

	C 1234567890 J N T	MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND
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<STOCK#> 00OB6J

The matters specified in Article 12 of the Articles of Association and other matters as follows:

1.                                       Presentation of the Annual Accounts and the Auditors’ Report; approval of the Income Statements and Balance Sheets.

2.                                      Approval of a proposal to the Annual General Meeting of a dividend of EUR 0.43 per share.

3.                                      Approval of the discharge of the Chairman, the members of the Board of Directors and the President from liability.

4.                                      Approval of the amendment of the Articles of Association.

5.                                      Approval of the proposal of the remuneration to be paid to the members of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*

6.                                      Approval of the proposal on the composition of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*

7.                                      Approval of the proposal of the election of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*

8.                                      Approval of the remuneration to be paid to the auditor as proposed by the Audit Committee.*

9.                                      Approval of the re-election of PricewaterhouseCoopers Oy as the Auditors for fiscal year 2007 as proposed by the Audit Committee.*

10.                                Approval of the proposal of the Board to grant stock options to selected personnel.

11.                                Approval of the proposal of the Board to reduce the share issue premium.

12.                                Approval of the proposal of the Board to record the subscription price for shares issued based on stock options in the fund for invested non-restricted equity.

13.                                Approval of the authorization to the Board on the issuance of shares and special rights entitling to shares.

14.                              Approval of the authorization to the Board to repurchase Nokia shares.

15.                                Such other matters as may properly come before the Annual General Meeting.

For more details on the above agenda items please refer to the Company’s Notice of Meeting and the Questions and Answers section in the Proxy Material enclosed herewith.

* Please note that the Company has informed the Depositary that pursuant to Finnish law proposals may be accepted with respect to the agenda items 5, 6, 7, 8, and 9 up to and including the Meeting. However, the Corporate Governance and Nomination Committee of the Board of Directors has disclosed a proposal on item 5, 6 and 7 and the Audit Committee a proposal on item 8 and 9. The proposals are included in the Notice of Meeting, and the complete proposal on item 7 is on pages 14-15 of the proxy material. It is possible for the ADR Holders to vote “FOR” the proposal on item 7 as a whole or in part, and “FOR” the proposals on item 5, 6, 8, and 9. If resolution 4, Approval of the amendment of the Articles of Association, is not approved at the Meeting and the members of the Board of Directors remains below 11 members, the Director nominees that receive the most “FOR” votes in a possible voting will be elected.

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked issue.

 IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

To be signed, completed and returned to Citibank, N.A., as Depositary for Nokia Proxy c/o Citibank Shareholder
Services P.O. Box 43124, RI 02940-5140
prior to 5:00 P.M. (New York City time) on April 16, 2007 for action to be taken.

2007 VOTING CARD	AMERICAN DEPOSITARY SHARES

Nokia Corporation (the “Company”)

ADS CUSIP No.:	654902204.
ADS Record Date:	March 1, 2007.
Meeting:	Annual General Meeting – May 3, 2007 at 3 P.M. (Helsinki time) at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland.
Deposited Securities:	Shares, par value 0.06 euro per share, of the Company.

You as the undersigned holder, as of the close of business on April 20, 2007 and as of the Finnish Record Date, of the American Depositary Receipts (the “ADRs”) issued under the Deposit Agreement and evidencing the number of American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) and of the Deposited Securities, acknowledge receipt of a copy of the Depositary’s Notice of Annual General Meeting and by signing the reverse side hereof:

(1)	certify that you are a record holder of ADSs as of the close of business on April 20, 2007 and as of the Finnish Record Date of April 23, 2007;
(2)

irrevocably authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof;

(3)

irrevocably authorize and direct the Depositary to temporarily record your Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on the Finnish Record Date of April 23, 2007; and

(4)

irrevocably authorize and direct the Depositary to disclose your name, address, number of Deposited Securities held and account number to the Company and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

Delivery of shareholder documents via the Internet

We are pleased to announce that for all future mailings of Nokia Corporation shareholder documents to ADR holders (such as disclosure documents, proxy material, etc.) you may receive these documents over the Internet.

As a registered ADR holder, i.e. if you do not hold your ADSs through a custodian, broker or other agent, you may receive your shareholder documents electronically by registering at the website www.computershare.com/investor and completing the on-line consent form by clicking on Electronic Shareholder Communications under the Manage section on the site.

Also, please note that:

•                  Your consent is entirely revocable by visiting www.computershare.com/investor by clicking on Electronic Shareholder Communications under the Manage section on the site, to remove your name from the list of electronic distribution.

•                  You can always vote on the Internet, whether or not you elect to receive your shareholder documents electronically.

•                  If you consent to receive your shareholder documents electronically as described above, instructions for accessing those documents will be sent to you by e-mail on Nokia Corporation’s mail date. Please note that this means that you will receive documents in advance of those ADR holders receiving printed documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2007		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel